May 19, 2017

VIA EDGAR

Daniel L. Gordon
Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:    Sun Communities, Inc. – Form 10-K for the Year Ended December 31, 2016
Filed February 23, 2017 (File No. 001-12616)

Dear Mr. Gordon:

Sun Communities, Inc. (or the “Company”) is submitting this letter in response to the comment letter dated May 10, 2017 (the “Comment Letter”) from the staff of the Securities and Exchange Commission (“Staff”) concerning the Company’s Annual Report on Form 10-K for the year ended December 31, 2016 (“Form 10-K”). To facilitate the Staff’s review, we have included the comment contained in the Comment Letter in bold text and have provided the Company’s response immediately following the comment.

Consolidated Statements of Cash Flows, page F-8

1.
Please tell us the nature of the $11.2 million “Gain on disposition of assets” presented in your statement of cash flows in fiscal year 2016, how your statement of operations reflects this gain and your basis for this presentation.

Response:

We respectfully advise the Staff that the nature of the $11.2 million “Gain on disposition of assets” presented in our Consolidated Statements of Cash Flows for the year ended December 31, 2016, relates to a gain of $15.7 million from sales of manufactured homes from our home rental program, partially offset by $4.5 million of write-offs for other depreciable assets that were replaced in the ordinary course of business.

Component amounts to derive the $15.7 million gain from sales of homes from the home rental program are included within “Revenue from home sales,” “Cost of home sales,” and “Home selling expenses” in our Consolidated Statements of Operations. The $4.5 million write-off of replaced other depreciable assets is included within “Depreciation and amortization” in our Consolidated Statements of Operations.

The home rental program allows us to demonstrate our product and community lifestyle to renters, monitor their payment histories, and convert qualified renters to owners. Home rental program sales volumes, average selling prices and gross profit provide an indication of our effectiveness at converting renters to owners in a cost-effective manner. Accordingly, sales of homes from our home rental program are presented in our Consolidated Statements of Operations

Mr. Daniel L. Gordon
May 19, 2017
Page | 2

on a consistent basis with sales of new and other pre-owned homes that are not connected with the home rental program. We believe that presentation of our home sales as a revenue stream, including those from the home rental program, provides for the most meaningful analysis and understanding of our results of operations for users of our financial statements, as depicted in Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations–Rentals and Home Sales, of our Form 10-K.

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Any questions or comments with respect to the Company’s Form 10-K may be communicated to the undersigned at (248) 208-2500 or by email (kdearing@suncommunities.com).

Very truly yours,

/s/ Karen J. Dearing

Karen J. Dearing, Executive Vice President,
Chief Financial Officer, Secretary and Treasurer